Exhibit 99.1

Wheaton Precious Metals to Release 2019 Fourth Quarter and Full Year Results on March 11, 2020

TSX: WPM
NYSE: WPM

VANCOUVER, Jan. 27, 2020 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2019 fourth quarter and full year results on Wednesday March 11, 2020, after market close.

A conference call will be held on Thursday, March 12, 2020 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	6437236
Live audio webcast:	link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 19, 2020 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	6437236
Archived audio webcast:	link

Wheaton Precious Metals' quarterly reporting for the remainder of 2020 is scheduled to be issued, after market close, on the following dates:

Q1 2020 – Wednesday, May 6, 2020
Q2 2020 – Wednesday, August 12, 2020
Q3 2020 – Tuesday, November 10, 2020

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2019-fourth-quarter-and-full-year-results-on-march-11-2020-300993975.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2020/27/c0089.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:28e 27-JAN-20